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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No.     )*

Inrange Technologies Corporation

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

45769V206

(CUSIP Number)

Stephen M. Quinlivan, Esq., Leonard, Street and Deinard, Professional Association,
150 South Fifth Street, Suite 2300
Minneapolis, Minnesota 55402
(612) 335-1500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 45769V206	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       Computer Network Technology Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒              No Group. See footnote 1.

3.	SEC Use Only

4.	Source of Funds (See Instructions)

       WC and SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

       Minnesota

	7.	Sole Voting Power
Number of		-0-(1)

Shares	8.	Shared Voting Power

Beneficially		-0-

Owned by Each	9.	Sole Dispositive Power

Reporting		-0-

Person	10.	Shared Dispositive Power

With		74,768,333(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

       74,768,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

       91%

14.	Type of Reporting Person (See Instructions)

       CO

(1)	As noted in the Introduction on page 4, the reporting person is filing this Schedule 13D solely for the purpose of disclosing that it may be deemed to have beneficial ownership of shares of Common Stock of the Issuer currently owned by SPX Corporation as a result of a covenant in the Agreement, dated as of April 6, 2003, among SPX Corporation, a Delaware corporation, Computer Network Technology Corporation, a Minnesota corporation and Basketball Corporation, a Delaware corporation and wholly owned subsidiary of Computer Network Technology Corporation, that prevents SPX Corporation from disposing of shares it owns of Issuer.

CUSIP No. 45769V206	13D	Page 3 of 7 Pages

Introduction.

The reporting person is filing this Schedule 13D solely for the purpose of disclosing that it may be deemed to have beneficial ownership of shares of Common Stock of the Issuer currently owned by SPX Corporation, as a result of a covenant in the Agreement, dated as of April 6, 2003, among SPX Corporation, a Delaware corporation, Computer Network Technology Corporation, a Minnesota corporation and Basketball Corporation, a Delaware corporation and wholly owned subsidiary of Computer Network Technology Corporation, that prevents SPX Corporation from disposing of shares it owns of Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Computer Network Technology Corporation that it is the beneficial owner of any of the Class B Common Stock of Issuer, or for any other purposes, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer
Class B Common Stock, $.01 par value per share Inrange Technologies Corporation, a Delaware corporation 100 Mt. Holly By-Pass, P.O. Box 440 Lumbertown, NJ 08048
Item 2(a)	Name of Person Filing
Computer Network Technology Corporation, a Minnesota corporation
Item 2(b)	Business Address
6000 Nathan Lane North Minneapolis, MN 55442
Item 2(c)	Present Principal Business
Provider of end-to-end storage solutions, including hardware and software products and related consulting and integration services.
Item 2(d)	Conviction of Criminal Proceeding in Last Five Years
Not applicable.
Item 2(e)	Conviction of Civil Proceeding in Last Five Years
Not applicable.

CUSIP No. 45769V206	13D	Page 4 of 7 Pages

Item 2(f)	Citizenship
Minnesota corporation
Item 3.	Source and Amount of Funds or Other Consideration
Computer Network Technology Corporation, a Minnesota corporation, and its wholly owned subsidiary, Basketball Corporation, a Delaware corporation, have entered into an agreement to acquire all of the issued and outstanding capital stock of Issuer, for $2.3132 per share, and approximately $190,000,000 in the aggregate. Computer Network Technology Corporation intends to fund this transaction solely out of its working capital, cash on hand and any cash on hand of Issuer at the time of consummation of the transaction and provide such funds to Basketball Corporation. Issuer currently has 74,768,333 shares of Class A Common Stock outstanding and 7,370,118 shares of Class B Common Stock outstanding. SPX Corporation, a Delaware corporation, currently owns all of the issued and outstanding shares of Class A Common Stock through Domestic Subsidiary Corporation, a wholly owned subsidiary of SPX Corporation (hereinafter collectively referred to as “SPX Corporation”), representing approximately 91% of the outstanding shares of Issuer’s Common Stock. The Class A Common Stock is immediately convertible into Class B Common Stock. The Class B Common Stock is listed on the Nasdaq National Market System. The transaction will be consummated pursuant to an Agreement, dated as of April 6, 2003, between SPX Corporation, Computer Network Technology Corporation and Basketball Corporation. Pursuant to the Agreement, SPX Corporation will convert its Class A Common Stock into an equal number of shares of Class B Common Stock on or before the closing. SPX Corporation will then transfer its Class B Common Stock to Basketball Corporation in exchange for a cash payment equal to $2.3132 per share. Immediately following the transfer, Basketball Corporation will be merged (the “Merger”) into Issuer by a short form merger pursuant to Section 253 of the Delaware General Corporation Law. Under the terms of the Merger, each share of Class B Common Stock not owned by Computer Network Technology Corporation and its subsidiaries will be converted into the right to receive a cash payment of $2.3132 per share. As a result, Issuer will become a wholly owned subsidiary of Computer Network Technology Corporation.
Item 4.	Purpose of Transaction
The reporting person intends to purchase the shares which are the subject of this Schedule 13D for the purpose of acquiring all of the issued and outstanding capital stock of the Issuer. In the event the transaction described herein is consummated, the reporting person has plans and proposals that would result in:

CUSIP No. 45769V206	13D	Page 5 of 7 Pages

(a) acquisition of the remaining securities of the Issuer as a result of the Merger more fully described in the Agreement attached as Exhibit 1;
(b) a Merger involving the Issuer as more fully set forth in the Agreement attached as Exhibit 1;
(c) not applicable;
(d) a change in the present board of directors of the Issuer whereby the directors of Basketball Corporation at the time of the Merger will be the directors of the Issuer after it merges with Basketball Corporation, and that the officers of the Issuer will be the officers of the surviving corporation at the time of the Merger, as more fully set forth in the Agreement attached as Exhibit 1;
(e) material changes in the present capitalization of the Issuer since Basketball Corporation will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Computer Network Technology Corporation;
(f) material changes in the Issuer’s corporate structure, as Issuer will become a wholly owned subsidiary of Computer Network Technology Corporation;
(g) changes to the Issuer’s certificate of incorporation and bylaws upon consummation of the Merger in which Issuer will become a wholly owned subsidiary of Computer Network Technology Corporation;
(h) causing a class of securities to be delisted from a national securities exchange since each share of Common Stock of Issuer shall be converted into the right to receive cash as more fully set forth in the Agreement attached as Exhibit 1; and
(i) A class of equity securities of the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act since Issuer will be a wholly owned subsidiary of Computer Network Technology Corporation;
It should be noted that the possible activities of the reporting persons are subject to change at any time.
Item 5	Interest in Securities of Issuer
(a) Computer Network Technology Corporation Sole Voting Power: -0- Shared Voting Power: -0- Sole Dispositive Power: -0- Shared Dispositive Power: 74,768,333 shares; 91%
(b) The reporting person is filing this Schedule 13D solely for the purpose of disclosing that it may be deemed to have beneficial ownership of shares of Common Stock of the

CUSIP No. 45769V206	13D	Page 6 of 7 Pages

Issuer currently owned by SPX Corporation as a result of a covenant in the Agreement, dated as of April 6, 2003, among SPX Corporation, a Delaware corporation, Computer Network Technology Corporation, a Minnesota corporation and Basketball Corporation, a Delaware corporation and wholly owned subsidiary of Computer Network Technology Corporation, that prevents SPX Corporation from disposing of shares it owns of Issuer. The other person who shares power of disposition over the 74,768,333 or 91% of the capital stock of the Issuer is SPX Corporation, a Delaware corporation with an address of 13515 Ballantyne Corporate Place, Charlotte North Carolina 28277. The principal business of SPX Corporation is a multi-industry company operating in the following segments: technical products and systems, industrial products and service flow technology and service solutions. To the knowledge of Computer Network Technology Corporation, SPX Corporation has not been convicted in a criminal proceeding or subject of a judgment, decree or final order of the type set forth in Items 2(d) and (e)
(c) None.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 3 and Exhibit 1
Item 7.	Material to be Filed as Exhibits.
The following document is filed as Exhibit 1: Agreement, dated as of April 6, 2003, among SPX Corporation, a Delaware corporation, Computer Network Technology Corporation, a Minnesota corporation and Basketball Corporation, a Delaware corporation and wholly owned subsidiary of Computer Network Technology Corporation

CUSIP No. 45769V206	13D	Page 7 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2003

COMPUTER NETWORK TECHNOLOGY CORPORATION

By: /s/ Gregory T. Barnum ITS: Chief Financial Officer

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

     Exhibit 1: Agreement, dated as of April 6, 2003, among SPX Corporation, a Delaware corporation, Computer Network Technology Corporation, a Minnesota corporation and Basketball Corporation, a Delaware corporation and wholly owned subsidiary of Computer Network Technology Corporation.